REQUEST TO WITHDRAW A

REGISTRATION STATEMENT PURSUANT TO RULE 477

The undersigned, on behalf of Alltech International Holdings, Inc., respectfully requests that the entire Form 10, filed on July 25, 2003, Commission File No. 1-31752 be withdrawn from registration under the Securities Act of 1933, as amended, pursuant to Rule 477. The undersigned represents that this withdrawal request is consistent with the public interest and protection of investors as required under Rule 477(a) and that there has been no resale or distribution of the securities registered under cover of the above referenced registration statement, pursuant to the registration provisions of the Securities Act. The undersigned further represents he has the power to request this withdrawal pursuant to Rule 478(c).

Upon grant of the commission’s request, please return a dated copy of the order granting withdrawal of the Registration Statement to the undersigned, with a copy to Philip E. Ruben of Levenfeld Pearlstein, 211 Waukegan Road, Northfield, Illinois 60093, which order shall state: “Withdrawn upon the request of the registrant, the commission consenting thereto,” and which is to be included in the file for such registration statement.

ALLTECH INTERNATIONAL HOLDINGS, INC.

By:	/S/ RICHARD KURTZ

Name:	Richard Kurtz
Title:	President